Filed Pursuant to Rule 433
Registration Statement No. 333-259205

Key Terms (Subject to Change):
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78017F4F7
Trade Date:	December 15, 2023 (expected)
Issue Date:	December 20, 2023 (expected)
Valuation Date:	December 15, 2026 (expected)
Maturity Date:	December 18, 2026 (expected)
Reference Stock:	Truist Financial Corporation (“TFC”)
Observation Dates and Coupon Payment Dates:	Quarterly, beginning in March 2024
Contingent Coupon Rate:
[9.50%-10.50%] per annum (to be determined on the Trade Date). The Contingent Coupon will be paid on each Coupon Payment Date (together with any previously unpaid Contingent Coupons) if the closing price of the Reference Stock is greater than or equal to the Coupon Barrier.

Call Feature:
Beginning with the second Observation Date, the Notes will be automatically called for 100% of their principal amount, plus the applicable Contingent Coupon and any previously unpaid Contingent Coupons, if the closing price of the Reference Stock is greater than or equal to the Initial Stock Price on any Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
Coupon Barrier and Trigger Price:	60% of the Initial Stock Price
Payment at Maturity:
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity (and any previously unpaid Contingent Coupons), unless the Final Stock Price is less than the Trigger Price.
If the Final Stock Price is less than the Trigger Price, you will lose 1% of the principal amount for each 1% decrease in the price of the Reference Stock.

Initial Stock Price:	The closing share price of the Reference Stock on the Trade Date.
Final Stock Price:	The closing share price of the Reference Stock on the Valuation Date.
Underwriting Discount and Commissions:	2.50% of the principal amount.
Product Characteristics
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If the Reference Stock closes at or above its Coupon Barrier as of a given Observation Date, the Notes will pay the Contingent Coupon on the applicable Coupon Payment Date, together with any previously unpaid Contingent Coupons.

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If the closing price of the Reference Stock on any Observation Date (beginning with the second Observation Date) is at or above its Initial Stock Price, the Notes will be automatically called at the principal amount plus the Contingent Coupon (together with any previously unpaid Contingent Coupons) on the applicable Call Settlement Date.

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If the Notes are not automatically called and the Final Stock Price is greater than or equal to the Trigger Price, the Notes will pay the principal amount plus the Contingent Coupon (together with any previously unpaid Contingent Coupons).

•	If the Final Stock Price is less than the Trigger Price, you could lose your entire investment.
Hypothetical Scenario Analysis
DETERMINING PAYMENT FOR AN OBSERVATION DATE
The Notes will not be automatically called. However, you will receive the Contingent Coupon for the applicable Observation Date, together with any previously unpaid Contingent Coupons.

DETERMINING PAYMENT AT MATURITY
You will lose 1% of the principal amount of your notes for each 1% decrease in the price of the Reference Stock.
Investors could lose some or all of their investment at maturity if there has been a decline in the price of the Reference Stock.
Key Product Risks
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This investment may result in a loss of up to 100% of principal. If the Notes are not automatically called and the Final Stock Price is less than the Trigger Price, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decrease in the closing price of the Reference Stock from the Trade Date to the Valuation Date.

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The Notes do not guarantee the payment of any Contingent Coupons over their term. You will not receive the Contingent Coupon in respect of any Observation Date where the closing price of the Reference Stock is less than its Coupon Barrier (unless payable following a subsequent Observation Date).

•	The return potential of the Notes is limited to the Contingent Coupons, and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.
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Although the return on the Notes will be based on the performance of the Reference Stock, the payment of any amount due on the Notes is subject to RBC’s credit risk. Investors are dependent on RBC’s ability to pay all amounts due on the Notes.

•	Please see next page for additional risks.

Product Risks
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Investors could lose all or a substantial portion of their principal amount if there is a decrease in the trading price of the Reference Stock between the Trade Date and the Valuation Date. If the Notes are not automatically called and the Final Stock Price on the Valuation Date is less than the Trigger Price, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decrease in the closing price of the Reference Stock from the Trade Date to the Valuation Date. Any Contingent Coupons received on the Notes prior to the Maturity Date may not be sufficient to compensate for any such loss.

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Investors may not receive payment of any Contingent Coupons over the term of the Notes. You will not receive the Contingent Coupon in respect of any Observation Date if the closing price of the Reference Stock is below its Coupon Barrier (unless payable following a subsequent Observation Date).

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If the Notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment. The period over which you could receive the Contingent Coupons could be as little as six months.

•	Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.
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The initial estimated value that will be set forth in the final pricing supplement for the Notes is expected to be less than the principal amount, and does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.

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The Notes will not be listed on any securities exchange. RBC (or its affiliates) may offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes. Sales of the Notes in the secondary market may result in significant losses.

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RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

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In addition to the price of the Reference Stock, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Stock, the amount of time remaining until maturity of the Notes, the dividend rate on the Reference Stock, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Stock, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in this document are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the terms supplement and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes. This document is only intended to be read together with the preliminary terms supplement and related documents, which may be accessed here: https://www.sec.gov/Archives/edgar/data/1000275/000114036123056265/ef20015994_fwp.htm
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.